SECURI 05043560 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

G-W Brokerage Group, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Warren Street
(No. and Street)

Beverly (City) New Jersey (State) 08010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Amundsen 212/709-8250
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name — *if individual, state last, first, middle name*)

67 Wall Street New York, NY 10005
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 24 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300 (fax)
exbaker@juno.com

G-W Brokerage Group, Inc

Index to Financial Statements

June 30, 2005



Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
G-W Brokerage Group, Inc

I have audited the accompanying statement of financial condition of G-W Brokerage Group, Inc. as of June 30, 2005, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G-W Brokerage Group, Inc. at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
July 14, 2005

G-W Brokerage Group, Inc

Statement of Financial Condition

June 30, 2005

Assets	
Cash	$ 15,318
Commissions receivable	1,078
Total Assets	16,396
Liabilities and stockholders' equity	
Accounts payable and accrued expenses	4,050
Income tases payable	500
Current liabilities	4,550
Stockholders' equity	
Common stock, 300 shares outstanding, $1 par value 1,000 shares authorized	300
Additional paid-in capital	10,950
Retained earnings	596
Total stockholders' equity	11,846
	$ 16,396

The accompanying notes are an integral part of these financial statements.

G-W Brokerage Group, Inc.

G-W Brokerage Group, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at July 1, 2004	$ 300	$ 10,950	$ 4,477
Net (Loss)			(3,881)
Balance at June 30, 2005	$ 300	$ 10,950	$ 596

The accompanying notes are an integral part of these financial statements.

G-W Brokerage Group, Inc.

Statement of Cash Flows

For the Year Ended June 30, 2005

Cash flows from operating activities:		
Net (Loss)		$ (3,881)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Commissions receivable	$ 3,997	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	476	
Income taxes payable	(73)	
Total adjustments		4,400
Net cash provided by operating activities		519
Cash and equivalents, beginning of year		14,799
Cash and equivalents, end of year		$ 15,318

The accompanying notes are an integral part of these financial statements.

3. Related Party Transactions.

The Company is solely owned by its parent company, G-W Financial Group, Inc. G-W Brokerage has a management agreement with G-W Financial in which G-W Financial (the parent) provides all management and operating services for G-W Brokerage. These include, but are not limited to, office space and supplies, postage, accounting and management services, indemnity against errors and omissions, telephone and utilities. G-W Brokerage pays the commissions earned by its salesmen. G-W Brokerage pays G-W Financial 100% of the excess commissions received, but the management fee is not to exceed $250,000.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2005, the Company was in compliance with these regulations.

5. Income Taxes

The Company has a New Jersey Corporate Business Tax liability of $500 and no U.S. Corporate Income Tax liability. There are no deferred taxes.

6. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At June 30, 2005, the Company was in compliance with this program.

7. Break Point Analysis.

The Company has conducted an internal review of mutual fund sales and determined that no monies are due its customers.

G-W Brokerage Group, Inc.

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

June 30, 2005

Schedule 1

Total Shareholders' Equity	$ 11,846
Less: Haircut	(286)
	11,560
Less: Unallowable Assets	-
Net Capital	11,560
Minimum Net Capital required	(5,000)
Excess net capital	6,560
Aggregate indebtedness	4,550
Net Capital @	$ 11,560
Ratio AI to NC	39%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on G-W Brokerage Group, Inc. FOCUS report - PartIIA as of June 30, 2005.

G-W Brokerage Group, Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended June 30, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
July 14, 2005